(fidelity_logo_graphic)(registered trademark)

Ted Shea
Vice President
Associate General Counsel

July 12, 2007

Securities And Exchange Commission
Division of Investment Management
Washington, D.C 20549-4644
Attention: Sally Samuel
Office of Insurance Products

Re: Fidelity Investments Variable Annuity Account I
Fidelity Investments Life Insurance Company
Pre-Effective Amendment to Registration Statement on N-4
File Nos. 333-141878/811-05315

Empire Fidelity Investments Variable Annuity Account A
Empire Fidelity Investments Life Insurance Company
Pre-Effective Amendment to Registration Statement on N-4
File Nos. 333-141883/811-06388

Dear Ms. Samuel,

Pursuant to Depositors and Registrants request for acceleration, we offer the following representations:

(i) Should the Commission or the Staff, acting pursuant to delegated authority, declare the above captions filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

(ii) The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Depositors from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii) The Depositors may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Depositors represent that the prospectuses that are part of the above captioned registrations statements will contain the following changes in their final printed format:

Fee Table (page v). The footnotes will be in a font size smaller than the rest of the Fee Table and will not be in bold type.

Conversion of GWB Amounts provision (page 13). The second to last sentence in the first full paragraph will be revised to read "If you do not want your Contract to automatically convert to an annuity option, you must notify us within 30 days of the conversion and request a full withdrawal of your Contract Value". The prior version required notification before the conversion occurred. Now contract owners will be able to fully surrender their contract up to 30 days after the conversion.

Thank you for your courtesies throughout this filing. Please let me know if you need any further information.

Yours Truly,

Edward M. Shea